Mail Stop 3561-CF/AD 11
      						November 1, 2005

Via U.S. Mail and Fax (714) 288 5919

Mr. Michael P. Pope, President
Time Lending, California, Inc.
1040 E. Katella Avenue, Suite B1
Orange, CA 92867

	RE:	Time Lending, California, Inc.
      Form 10-KSB for the fiscal year ended June 30, 2005
      Filed September 28, 2005
      File No. 333-59114

Dear Mr. Pope:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in the amended filing. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Mr. Michael P. Pope
November 1, 2005
Page 2

Form 10-KSB for the year ended June 30, 2005

Accounting comments:

Report of Independent Public Accounting Firm, Page 14

1. We note in fourth paragraph that your current auditors- Jasper
&
Hall, PC makes reference to the report of "Other accountants" for the fiscal year 2004. Based on the information appearing under Item 8 on page 24, please include in the amended filing, the audit report of Michael Johnson & Co., LLC, who audited the financial statements for the fiscal year ended June 30, 2004. Refer to Rule 2-05 of Regulation S-X.

Consolidated Statement of Stockholders` Equity (Deficit), page 18

2. Please refer to the issuance of common stock for compensation issued during the fiscal years ended June 30, 2004 and June 30, 2005.
Clarify whether the issuances of equity instruments for compensation were to employees or to non-employees. Please tell us if the issuance of equity instrument for compensation was accounted for based on the fair value of the consideration received or the fair value of the equity instrument was issued. Also, provide us with a computation to support how the fair value was determined for the issuance of the common stock for the compensation. Refer to paragraphs 11-17 to SFAS 123. Also, reconcile for us the number of the common stock issued during the fiscal year ended June 30, 2005 to
Michael F. Pope and Philip C. La Puma disclosed under Item 10, on page 26 and disclosed on page 18. We may have further comments.

3. Disclose your accounting policy for equity instruments issued to employees and non-employees.

Notes to Consolidated Financial Statements

Note 1. Organization and Presentation

Net Earning (Loss) per share, page 20

4. Please revise to disclose the number of securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been anti-dilutive. See paragraph 40 of SFAS 128.

Note 6. Capital Stock Transactions

5. Please explain to us the meaning of "4:1 Forward split" indicated in the note.

Mr. Michael P. Pope
November 1, 2005
Page 3

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.  You may contact Gopal Dharia, Staff Accountant, at
(202)
551-3353 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,


							Larry Spirgel
								Assistant Director







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